UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         First Federal Bancshares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    32021B103
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32021B103
--------------------------------------------------------------------------------
       1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          First Financial Fund, Inc.
          13-3341573
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)
--------------------------------------------------------------------------------
       3. SEC Use Only

--------------------------------------------------------------------------------
       4. Citizenship or Place of Organization          Maryland
--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
                            5. Sole Voting Power:         57,538

                            6. Shared Voting Power:       0

                            7. Sole Dispositive Power:    0

                            8. Shared Dispositive Power:  57,538
--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each Reporting Person.
               57,538
--------------------------------------------------------------------------------
       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
       11. Percent of Class Represented by Amount in Row (9)        4.62%

--------------------------------------------------------------------------------
       12. Type of Reporting Person (See Instructions) IV

                                  SCHEUDLE 13G
Item 1.
             (a)       NAME OF ISSUER: First Federal Bancshares, Inc.

                       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             (b)       109 East Depot Street
                       Colchester, Illinois  62326

Item 2.
             (a) NAME OF PERSON FILING: First Financial Fund, Inc.

                 ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             (b) 1680 38th Street, Suite 800 Boulder, Colorado 80301

             (c) CITIZENSHIP: Maryland

             (d) TITLE OF CLASS OF SECURITIES: Common Stock

             (e) CUSIP NUMBER: 320228109

Item 3. Type of Person Filing Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c):

               Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

Item 4.      Ownership.
             (a) AMOUNT BENEFICIALLY OWNED: First Financial Fund, Inc., a registered closed-end investment company, may be deemed the beneficial owner of 57,538 shares of common stock of the Issuer.

             (b)       PERCENT OF CLASS: 4.62%

                       VOTING AND DISPOSITIVE POWER: First Financial Fund, Inc. has the sole power to vote or to direct the vote and shared power to dispose or to direct the disposition of
             (c) 57,538 shares of common stock of the Issuer. First Financial Fund, Inc. has shared power to vote or to direct the vote and sole power to dispose or to direct the disposition of 0 shares of common stock of the Issuer.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
            Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2006

FIRST FINANCIAL FUND, INC.

By: /s/ Stephen C. Miller
Name:    Stephen C. Miller
Title:   President